[Viropro Logo]

August 31, 2006

Mr. James A. Allegretto

c/o Mr. Adam Phippen

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C.

20549

Re:

Viropro Inc .

Item 4.02 Form 8-K

Filed August 288, 2006

File No.333-06718

Dear Mr. Allegretto,

We have received you comment letter dated August 29, 2006.  In the following paragraphs you will find a detailed response to your inquiries.

1. Please disclose the date on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon.  Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

The board of directors concluded on August 25, 2006 that the previously issued financial statements should no longer be relied upon.

2. Please provide a more detailed description of the nature of the restatements.  In this regard, the “nature” of the transactions is unclear. It is also unclear how the transactions were originally accounted for and what guidance you are looking to when revising your accounting for the transactions.  Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

The restatements consisted of two types.  The first was an incorrect valuation of shares issued in exchange for (a) services and for (b) a patent.  The shares for the acquisition of the patent were also not accounted for in the proper period.  Management and our external accountants identified these issues and we corrected them within the 10QSB for the second quarter.

3. Please disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer(s), discussed with your independent accountant the matters disclosed in the filing.  Refer to the requirements of Item 4.02(a)(3) of Form 8-K.

The board of directors discussed the matters disclosed in the filing with the independent accountants on August 25, 2006.

4. Please tell us in detail the nature of the “transactions” and how you propose to account for the transactions in your revised periodic report citing relevant authoritative literature.

Various non-cash stock transactions were undervalued.  This error, once adjusted, will increase non-cash stock compensation expense and increase capital stock and increase deferred stock compensation.  The shares issued in exchange for a patent, once properly classified, will increase other assets and increase capital stock.  An adjustment for depreciation on the patent will also be necessary.  We used generally accepted accounting principles as our relevant authoritative source.  Please consult the chart below for additional details.

VIROPRO,   8515 PLACE DEVONSHIRE   –   SUITE 207,   VILLE MONT-ROYAL   (QC)   CANADA   H4P 2K1

T: 514-731-VPRO (8776)   ●   F:  514-739-7000     ●   WWW.VIROPRO.COM

investors@viropro.com

[Viropro Logo]

VIROPRO, INC.
NON-CASH STOCK TRANSACTIONS
From December 1, 2005 to Feb 28, 2006

				Q2 ADJUSTMENTS AFFECTING Q1
Bearer Name	Shares	Original		Stock price	Agreement	Additional	Additional	Non cash
	issued	stock		on agreement	date	stock comp	deferred	services
		price		date		or patent	stock comp	or patent

Immuno Japan inc. (1)	3,500,000	0.20 $		0.30 $	01/12/2006	1,050,000		1,050,000
Consultants	2,193,394	0.20 $		Various	Various	318,145	193,000	125,145
TOTAL AJE#1	5,693,394		AJE#1			1,368,145	193,000	1,175,145

(2) Consultants Re: IJI deal	2,700,000			0.30 $	01/12/2006	810,000	765,000	45,000
TOTAL AJE#2	2,700,000		AJE#2			810,000	765,000	45,000

GRAND-TOTAL	8,393,394					2,178,145	958,000	1,220,145

(1) The shares issued to Immuno Japan Inc. were for the acquisition of a patent which is being amortized over ten years.

(2) These shares were issued as a retention bonus to key individuals required to commercialize the patent.  The deferred stock compensation is being amortized over 36 months.

Correcting AJE #1 @ Feb 28
Stock comp exp	125,145
Patent	1,050,000
Deferred Comp	193,000
APIC		1,368,145
Additional non-cash stock compensation

Correcting AJE #2 @ Feb 28
Stock comp exp	45,000
Deferred Comp	765,000
APIC		807,300
Common stock		2,700
Related to Immuno Japan deal - retention bonus for key individuals

VIROPRO,   8515 PLACE DEVONSHIRE   –   SUITE 207,   VILLE MONT-ROYAL   (QC)   CANADA   H4P 2K1

T: 514-731-VPRO (8776)   ●   F:  514-739-7000     ●   WWW.VIROPRO.COM

investors@viropro.com

[Viropro Logo]

Correcting AJE #3 @ Feb 28
Depn Expense	8,750
Accum depreciation		8,750
Depreciation on $1050K for patent - 10 years starting Feb 06 to Jan 16

SUMMARY
Stock comp exp	170,145
Patent	1,050,000
Deferred Comp	958,000
APIC		2,175,445
Common stock		2,700
Depreciation Exp	8,750
Accum depreciation		8,750

	2,186,895	2,186,895

5. Please tell us whether your financial statements for the year ended November 30, 2005 included in Form 10-KSB filed on April 6, 2003 and three months and six month ended May 31, 2006 included in Form 10-QSB filed on July 21, 2006 can be relied upon.  If not, please revise as necessary.

The financial statements for the year ended November 30, 2005 as well as for the three and six months ended May 31, 2006 can be relied upon.  All misstatements mentioned above were discovered and corrected at the May 31 reporting period.

We would also like to state and acknowledge the following:

•

Viropro is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Viropro may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Gino Di Iorio

Gino Di Iorio, C.A.

Director of finance and administration

VIROPRO,   8515 PLACE DEVONSHIRE   –   SUITE 207,   VILLE MONT-ROYAL   (QC)   CANADA   H4P 2K1

T: 514-731-VPRO (8776)   ●   F:  514-739-7000     ●   WWW.VIROPRO.COM

investors@viropro.com